EXHIBIT 99.10

INDEMNIFICATION AGREEMENT

BETWEEN

4325231 CANADA INC.

AND

LORUS THERAPEUTICS INC.

AND

NUCHEM PHARMACEUTICALS INC.

AND

GENESENSE TECHNOLOGIES INC.

MADE AS OF

July 10, 2007

McCarthy Tétrault LLP

INDEMNIFICATION AGREEMENT

THIS AGREEMENT is made as of July 10, 2007.

BETWEEN:

4325231 CANADA INC., a corporation incorporated under the laws of Canada (“Old Lorus”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

- and -

NUCHEM PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of Ontario (“NuChem”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (“GeneSense”)

WHEREAS Old Lorus, New Lorus and certain others have entered into the Arrangement Agreement, pursuant to which Old Lorus agreed to reorganize its business (the “Arrangement”) by way of a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act in accordance with the terms set forth therein;

AND WHEREAS pursuant to the Arrangement, all of the Assets have been transferred to a Lorus Party pursuant to the Transfer Transactions;

AND WHEREAS in connection with the Arrangement, Old Lorus will change its name to its incorporation number, 4325231 Canada Inc., and New Lorus will change its name to Lorus Therapeutics Inc.;

AND WHEREAS without limiting any of the provisions of this Agreement and subject to the terms and conditions set forth herein, the Lorus Parties have agreed to indemnify the Indemnified Parties from and against all Losses incurred by any of the Indemnified Parties which arise out of any matter or thing occurring (a) prior to, at or after the Effective Time and directly or indirectly relating to any of the Assets or the conduct of the business of Old Lorus or any Lorus Party prior to the Effective Time (b) prior to, at or after the Effective Time as a result of any and all interests, rights, Liabilities and other matters relating to the Assets, and (c) prior to or at the Effective Time and directly or indirectly relating to any of the activities of Old Lorus or the Arrangement;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements contained herein and other good and valuable consideration (the receipt of which is hereby acknowledged), the parties hereto covenant and agree as follows:

SECTION 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the following meanings, respectively:

1.1.1	“Agreement” means this Indemnification Agreement;

1.1.2	“Arrangement” has the meaning ascribed thereto in the recitals of this Agreement.

1.1.3	“Arrangement Agreement” means the arrangement agreement dated as of May 1, 2007 between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle International Lands, Inc. and 6707157 Canada Inc.;

1.1.4
“Assets” means, collectively, the assets and the Subsidiary Shares transferred, directly or indirectly, by Old Lorus to the Lorus Parties, as applicable, pursuant to the Transfer Transactions (including any assets held in trust by Old Lorus for a Lorus Party);

1.1.5
“Authorized Authority” means, in relation to any Claim, any (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (ii) court, agency, authority, commission, instrumentality, regulatory body or other entity exercising executive, legislative, judicial, taxing, regulation or administrative powers or functions of or pertaining to government, (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges, in each case having jurisdiction over such Claim;

1.1.6	“Business Day” means a day other than a Saturday, Sunday or other day when banks in Toronto, Ontario or Vancouver, British Columbia, are not generally open for business;

1.1.7
“Canadian Securities Regulatory Authorities” has the meaning ascribed to such term in National Instrument 14-101 - Definitions, of the Canadian Securities Administrators, as such instrument may be amended or supplemented from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;

1.1.8
“Claims” means any claim, demand, action, suit, arbitration, mediation, proceeding, investigation or regulatory inquiry with respect to any given matter for which an Indemnified Party is entitled to be indemnified hereunder;

1.1.9	“Claim Notice” has the meaning ascribed thereto in Section 4.1.1;

1.1.10	“Confidential Information” has the meaning ascribed thereto in Section 7.1;

1.1.11	“Counsel” means legal counsel representing a Party hereunder with respect to any Claim;

1.1.12	“Damage Recoveries” has the meaning ascribed thereto in Section 2.2;

1.1.13	“Demand” has the meaning ascribed thereto in Section 2.3.1;

1.1.14	“Determination Date” means the day upon which a Final Determination occurs;

1.1.15	“Effective Date” means the date of execution of this Agreement;

1.1.16	“EffectiveTime” means 12:01 a.m. (Toronto time) on the Effective Date;

1.1.17
“Final Determination” means, with respect to any Claim, the point in time when such Claim has been finally resolved for all purposes, which will be deemed to occur upon the happening of the earlier of the following events:

(i)
a binding Settlement Agreement being reached among all parties to the Claim and the filing of all applicable discontinuances and fully executed releases in form and content acceptable to New Lorus and the Indemnified Parties, acting reasonably and without undue delay, delivered amongst such parties as appropriate, and the satisfaction by or on behalf of New Lorus of any obligations it may have pertaining to such agreement or agreements; and

(ii)
the final resolution of each of the actions comprising the Claim by the Authorized Authority, including the completion of any appeal proceedings relating to a Judgment or the expiry of all applicable appeal periods, if any, and the satisfaction by or on behalf of New Lorus of any obligations it may have pertaining to such Claim;

1.1.18	“GeneSense” means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

1.1.19
“Governmental Authority” means any federal, provincial, territorial, state, local or foreign government or any department, agency, board, tribunal (judicial, quasi-judicial, administrative, quasi-administrative or arbitral) or authority thereof or other political subdivision thereof and any Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining thereto or the operation thereof, including the Canadian Securities Regulatory Authorities (or any successor to any of them), the United States Securities and Exchange Commission (or any successor entity), the Toronto Stock Exchange and the American Stock Exchange;

1.1.20
“Indemnified Parties” means Old Lorus and each of its directors, officers and employees in respect of any matter for which an Indemnified Party is entitled to be indemnified hereunder and “Indemnified Party” means any one of the Indemnified Parties;

1.1.21	“Indemnity” means the indemnity given by New Lorus as set forth in this Agreement;

1.1.22
“Judgment” means an order, decree, assessment or other form of decision of an Authorized Authority which is in effect and has not been appealed or, if appealed, the effect of the order has not been stayed pending the outcome of such appeal;

1.1.23
“Legal Expenses” means all reasonable legal fees, disbursements, court or hearing costs and related expenses, disbursements or costs pertaining to the assessment or conduct of a Claim, including costs associated with preliminary or interlocutory proceedings, hearings, interrogations, discoveries, trials, appeals, negotiations, settlements and comprises;

1.1.24
“Liabilities” means, with respect to any Person, any liability, commitment or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such Person;

1.1.25	“Lorus Parties” means, collectively, New Lorus, NuChem and GeneSense and “Lorus Party” means any of them;

1.1.26
“Losses” means all damages, losses, expenses (including fines and penalties), third party costs and Legal Expenses which are suffered, sustained, paid or incurred in relation to any Claim or Liability;

1.1.27	“Nominee” means any nominee which New Lorus appoints to perform the duties and responsibilities of New Lorus hereunder, if any such nominee is so appointed;

1.1.28	“NuChem” means NuChem Pharmaceuticals Inc., a corporation existing under the laws of the Province of Ontario;

1.1.29	“Parties” means, collectively, Old Lorus and New Lorus;

1.1.30
“Person” includes any individual, firm, partnership, joint venture, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.31	“Power” has the meaning ascribed thereto in Section 3.1.1;

1.1.32
“Settlement Agreement” means any agreement entered into by a Party which requires or will require an Indemnified Party (i) to pay any amounts to, or for the benefit of, any other party to proceedings relating to Claims, or (ii) to otherwise incur Losses;

1.1.33	“Solvency Event” means the occurrence of one or more of the following events:

(i)
if a decree or order of a court of competent jurisdiction is entered adjudging a Lorus Party a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Lorus Party under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against, or against any substantial part of the assets of a Lorus Party or ordering the winding up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 10 days; or

(ii)
if a Lorus Party becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any  comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

1.1.34
“Subsidiary Shares” means, collectively, all of the shares in the capital of (a) GeneSense and (b) NuChem transferred, directly or indirectly, by Old Lorus to New Lorus pursuant to a Transfer Transaction;

1.1.35
“Tax” means all federal, provincial, territorial, state, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority, including any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, excise, severance, stamp, occupation, or premium tax, all withholdings on amounts paid to or by the Vendor, all employment insurance premiums, Canada, Ontario and any other pension plan contributions or premiums; and

1.1.36
“Transfer Transactions” means, collectively, the transactions contemplated by (a) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, certain assets of Old Lorus, (b) the asset transfer agreement dated the date hereof between GeneSense and New Lorus in connection with, among other things, certain patent assets of GeneSense, (c) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, the Virulizun patent assets and small molecule technology of Old Lorus, (d) the asset transfer agreement dated the date hereof between Old Lorus and GeneSense in connection with, among other things, the prepaid expenses and receivables of Old Lorus, (e) the share purchase agreement dated the date hereof between Old Lorus and New Lorus with respect to the shares of GeneSense, and (f) the share purchase agreement dated the date hereof between Old Lorus and New Lorus with respect to the shares of NuChem.

1.2	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.3	Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.4	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.5	Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action will be required to be taken by or on the next succeeding day which is a Business Day.

1.6	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

SECTION 2
INDEMNITY

2.1	Covenant to Indemnify

On and subject to the terms and conditions hereof, the Lorus Parties hereby jointly and severally covenant and agree that:

2.1.1
each Lorus Party has acquired the Assets in accordance with the terms of the Transfer Transactions, on an “as is, where is” basis and subject to any and all liens, encumbrances, agreements, commitments, rights of others and Liabilities pertaining thereto howsoever and whensoever arising;

2.1.2
as of the Effective Time, the Lorus Parties will, on a joint and several basis, assume and be liable for all Liabilities of Old Lorus for, and indemnify, defend and save harmless the Indemnified Parties from and against all Losses suffered, sustained, paid or incurred by any of the Indemnified Parties, howsoever or by whomsoever caused which arise out of, any matter or thing occurring (a) prior to, at or after the Effective Time and directly or indirectly relating to any of the Assets (including Losses for income, sales, excise and other Taxes arising in connection with the transfer of any Asset from Old Lorus, NuChem or GeneSense to any Lorus Party) or the conduct of the business of Old Lorus or any Lorus Party prior to the Effective Time, (b) prior to, at or after the Effective Time as a direct or indirect result of any and all interests, rights, obligations, indemnities, guarantees (whether financial or for performance), Liabilities and agreements of any kind whatsoever and whether matured or not, direct or indirect, contingent or absolute, held or provided by, or by which, Old Lorus or any Lorus Party is or was, prior to the Effective Time, bound relating to the Assets, including any guarantees, sureties, indemnities, letters of credit or any other obligations that are created, whether by law or contract or any other way howsoever, and whether as a party or as agent, guarantor, surety or indemnitor or otherwise, provided that the foregoing will not extend to any guarantees, sureties, indemnities, letters of credit or other Liabilities of Old Lorus given, or relating to events occurring, after the Effective Time, and (c) prior to or at the Effective Time and directly or indirectly relating to any of the activities of Old Lorus, any Lorus Party, including the activities of any director, officer, employee or other representative of Old Lorus, or the Arrangement, including any payments, obligations or Liabilities directly or indirectly relating to any exercise of the Dissent Rights (as defined in the Arrangement Agreement) or similar rights in connection with the Arrangement, except:

(i)
in respect of Tax for any taxation year in any way caused by, arising directly or indirectly or in any manner whatsoever from any event, or fact occurring after the Effective Time, but for greater certainty excluding any Taxes payable as a result of the Arrangement;

(ii)	in respect of Tax where, after the Effective Time, Old Lorus has waived in writing any time limitation, statutory or otherwise for any taxation period ending prior to the Effective Time; or

(iii)
in respect of Tax where, after the Effective Time, Old Lorus requests or knowingly initiates a review, ruling or opinion of any matter or takes any other action that affects the tax position of Old Lorus for any taxation period ending prior to the Effective Time;

2.1.3
a Lorus Party will not be entitled to exercise and each Lorus Party hereby waives any rights or remedies such Lorus Party may now or in the future have against any of the Indemnified Parties in respect of Liabilities assumed hereunder, including the right to name any of the Indemnified Parties as a third party to any action commenced by any third party against such Lorus Party; and

2.1.4
without limiting the generality of any agreement referred to in the definition of “Transfer Transactions” or any conveyance or other document entered into in connection therewith, each Lorus Party will see to the timely performance of all obligations relating to the Assets transferred to such Lorus Party which, in the absence of this Agreement, would be the responsibility of Old Lorus. The Lorus Parties will be liable, on a joint and several basis, to Old Lorus for and will, in addition, indemnify Old Lorus from and against, all Losses suffered, sustained, paid or incurred by Old Lorus should a Lorus Party fail in the timely performance of such obligations.

2.2	Costs and Damages

If, following a Final Determination, the parties to Claims made by them and applicable to any matter for which Indemnified Parties are entitled to be indemnified hereunder, other than any of the Indemnified Parties, are unsuccessful in whole or in part with respect of such Claims such that damages and costs (“Damage Recoveries”) are awarded to any of the Indemnified Parties, New Lorus will, provided that it is not then in default of its obligations hereunder relating to such Claims, be entitled to receive, and such Indemnified Parties will forthwith upon receipt thereof pay, or direct the payment by the payor of, all such Damage Recoveries to New Lorus, provided that the Indemnified Parties will be entitled to retain such amounts as may be necessary to compensate for the Taxes paid by any of the Indemnified Parties, if any, resulting from the receipt by it of such Damage Recoveries or to satisfy other Losses suffered, sustained, paid or incurred by any of the Indemnified Parties pursuant to Claims if not already paid for by New Lorus.

2.3	Payments under Indemnity

2.3.1
Subject to the terms and conditions hereof and upon any of the Indemnified Parties sustaining, paying, incurring or suffering any Loss for which such Indemnified Parties are entitled to be indemnified hereunder, each of such Indemnified Parties may provide a demand for payment to any or all of the  Lorus Parties (a “Demand”), which Demand will specify such Loss sustained, paid, incurred or suffered or to be incurred or suffered by the Indemnified Party and will be accompanied by copies of any relevant Judgments, documents, invoices or instruments (along with reasonable evidence of such payment or the requirement for payment substantiating the amount and nature of the Loss incurred or to be incurred).

2.3.2
Subject to the terms and conditions hereof, the Lorus Parties will make the required payment or relieve the Indemnified Parties of the obligation to incur or suffer the relevant Loss within (i) 30 days after receipt of a Demand, or (ii) within such lesser period as may be required in connection with a Judgment.

2.4	Termination of Power

2.4.1
Subject to Section 2.4.2, an Indemnified Party may, upon written notice given to New Lorus, terminate the Power if (i) any Lorus Party has defaulted in the payment of a proper Demand on the basis contemplated in Section 2.3 without full and complete remedy of such default within 30 days of receipt of written notice of such default, or (ii) Old Lorus shall have determined, in its sole discretion, that New Lorus shall not have conducted the proceedings relating to any Claim in a competent, timely or professional manner.

2.4.2
It will be a condition precedent to the right of the Indemnified Parties to elect to terminate the Power under this Section 2.4, that the Indemnified Parties will have unequivocally undertaken in writing to thereafter assume and conduct proceedings relating to any Claim in a competent and professional manner.

Notwithstanding any such termination of the Power, the Indemnity will continue to apply, including the obligation to indemnify for all Losses, provided however:

(i)
New Lorus will be entitled to access to all written information relating to any such Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 3.7.1 and will have the right to monitor and be informed of (each on a without prejudice basis) all material steps and proceedings relating to any Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 3.7.2; and

(ii)
the Indemnified Parties may not, without the prior written consent of New Lorus, acting reasonably and without delay, settle any Claim or consent to entry of a Judgment with respect thereto which imposes any indemnification obligations upon New Lorus.

2.4.3
In the event that the Indemnified Parties elect to terminate the Power other than pursuant to the terms of this section 2.4, the Indemnified Parties will not be entitled any longer to indemnification pursuant to the terms of this Agreement.

2.5	Payment of Interest on Unpaid Amounts

Any amount owed to an Indemnified Party by a Lorus Party hereunder remaining unpaid will bear interest calculated daily and compounded monthly from the day such amount was due until the day such amount was paid, at the rate of 1% per annum above the annual rate of interest designated by the main branch in Toronto of Royal Bank of Canada as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate.

SECTION 3
POWER OF ATTORNEY

3.1	Granting of Power

3.1.1
On and subject to the terms and conditions hereof, each of the Indemnified Parties, hereby irrevocably appoints New Lorus and New Lorus’s Nominee (if so appointed by New Lorus), as its sole and exclusive attorney and agent, such parties to be entitled to act independently or jointly, for any and all purposes associated with all Claims with full and absolute power (herein the “Power”) to negotiate, settle, compromise, litigate or otherwise deal with the same in New Lorus’s absolute and unfettered discretion through to a Final Determination, which Power will, without limiting the generality of the foregoing, include the following:

(i)	the right to retain or confirm the retention of Counsel;

(ii)	subject to section 3.3.3(i), the right to instruct Counsel from time to time as may be necessary or prudent;

(iii)
the power to settle or compromise a Claim, but only if such settlement or compromise (A) includes an unconditional release of such Indemnified Party from all Liability on such Claim and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party;

(iv)	subject to clause (iii) of this Section 3.1.1, the power and authority to direct all Authorized Authority proceedings on behalf of the Indemnified Parties and make all decisions pertaining thereto;

(v)
subject to Section 3.4.2, the power to commence and conduct in the name of the Indemnified Parties any counterclaims or claim over against third Persons in respect of or related to any Claim and the subject matter thereof; and

(vi)	to pay on behalf of the Indemnified Parties, any amounts required to effect or assist in ultimately effecting a Final Determination.

3.1.2
Subject to Sections 2.4, 3.3 and 3.4, the Power will be irrevocable by the Indemnified Parties until a Final Determination has occurred, but may be exercised by New Lorus or New Lorus’s Nominee through any individuals designated by New Lorus or New Lorus’s Nominee for that purpose from time to time, which individuals and New Lorus’s Nominee may, subject to the provisions hereof, be changed by New Lorus or on its behalf at the sole discretion of New Lorus. New Lorus will, within a reasonable time, notify the Indemnified Parties in writing as to appointments or changes in New Lorus’s Nominee or the designated individuals of New Lorus or New Lorus’s Nominees, if any, who will be authorized to exercise the Power on behalf of New Lorus.

3.2	Acceptance of Appointment

By its execution hereof, New Lorus hereby accepts, on behalf of itself and its Nominee, if any, its appointment or their respective appointments as attorney for and on behalf of the Indemnified Parties on the basis set forth herein.

3.3	Conduct of Claims and Precondition of Power

3.3.1
New Lorus will, within 15 days of receiving a Claim Notice, or such shorter period as may be appropriate in the circumstances to avoid any prejudice or increased potential for Losses, in respect of any Claim, give notice in writing to the applicable Indemnified Party that:

(i)	New Lorus has irrevocably and unconditionally confirmed that the entirety of such Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement;

(ii)
New Lorus is unable, without further inquiry, to determine whether such Claim is one for which the Indemnified Party is entitled to be indemnified, in whole or in part, under the terms of this Agreement;

(iii)	the Claim is one for which the Indemnified Party is not entitled to indemnification under the terms of this Agreement; or

(iv)	the Claim is one for which the Indemnified Party is only entitled to indemnification, in part, under the terms of this Agreement.

3.3.2
It will be a precondition to the continuance and exercise of the Power, or any part thereof, in respect of any Claim, that (i) New Lorus will have irrevocably and unconditionally confirmed, within such 15 day period, that the entirety of such Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, and (ii) a Solvency Event shall not have occurred.

3.3.3
In the event that New Lorus gives notice under Section 3.3.1(ii), until such time that New Lorus is able to determine whether or not the entirety of the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, the Indemnified Party will be possessed of the power to negotiate, settle, compromise, litigate or otherwise deal with such Claim, provided however that:

(i)
the Indemnified Party and New Lorus will mutually agree in writing upon the retention of Counsel, unless the Indemnified Party has received an opinion of counsel to the effect that the interests of the Indemnified Party and New Lorus with respect to such Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, in which event the Indemnified Party will have the unilateral right to employ separate Counsel and the fees and expenses of such Counsel will be included as part of any Losses incurred, sustained and suffered by such Indemnified Party;

(ii)
the Indemnified Party will not, without New Lorus’s prior written consent (such consent not to be unreasonably withheld or delayed), settle, compromise, consent to the entry of any Judgment in or otherwise seek to terminate such Claim;

(iii)
the Indemnified Party will provide, on a timely basis, New Lorus with (A) access to all information relating to such Claim and the status thereof; and (B) copies of reports and other correspondence it receives from Counsel on the status of such Claim and the results of any settlement discussions that have occurred or are scheduled;

(iv)	the Indemnified Party will consult with New Lorus on strategic decisions relating to such Claim; and

(v)
should it wish to do so, New Lorus will be entitled to monitor at its own expense the conduct of such Claim with a view to being informed as to all material aspects thereof, including the Indemnified Party’s strategy and its estimates of liability exposure and relevant timing.

Notwithstanding the foregoing but subject to Section 2.4, this Section 3.3 and Section 3.4, New Lorus reserves the right, at any time, to exercise the Power by providing an irrevocable and unconditional confirmation that the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Agreement, in which event the Indemnified Party will take all commercially reasonable steps to transition the Claim to New Lorus in a manner that will not prejudice such Claim or New Lorus’s ability to defend such Claim.

3.3.4
In the event that New Lorus gives notice, at any time, that a Claim is one for which an Indemnified Party is not entitled to indemnification under this Agreement, the Indemnified Party will, without prejudice to any other rights or remedies of the Indemnified Party in respect of such Claim or in respect of a Lorus Party hereunder, have full and absolute power to negotiate, settle, compromise, litigate or otherwise deal with the Claim in the Indemnified Party’s absolute and unfettered discretion through to a Final Determination, which powers will include those powers enumerated in Section 3.1.1.

3.3.5
In the event that New Lorus gives notice, at any time, that a Claim is one for which an Indemnified Party is entitled, under the terms of this Agreement, to indemnification, in part, and the Indemnified Party agrees that it is only entitled to indemnification in part, the Parties hereby agree to use commercially reasonable efforts to, depending upon the nature of the Claim, either (i) conduct a joint defence in respect of the Claim, or (ii) bifurcate the Claim, in which event New Lorus would exercise the Power only in respect of that part of the Claim that is subject to indemnification.

3.4	Limitation on Power

Neither the Power nor any other provision of this Agreement will:

3.4.1
obligate an Indemnified Party to incur, pay, suffer or sustain any Losses which it would not be entitled to recover from New Lorus pursuant to Section 2.1 and only if such amounts would be recoverable in full by the Indemnified Party from New Lorus, or if such obligation does or may reasonably be expected to exceed such amounts, New Lorus will have provided to the Indemnified Party reasonable assurances as to payment of such excess amounts by documentation in form and substance satisfactory to the Indemnified Party, acting reasonably, and will have received prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, prior to exercising the Power; or

3.4.2
entitle or permit New Lorus to commence or conduct in the name of Indemnified Parties any counter claims or claims pursuant to Section 3.1.1(v), unless such claims relate specifically to the subject matter of the Claim, without the prior written consent of the Indemnified Parties, such consent not to be unreasonably withheld or delayed.

3.5	Contract Directly

During the currency of the Power, New Lorus will contract directly for the services of Counsel, experts or other necessary or desirable Persons (as determined by New Lorus, subject to Section 3.6, in its sole and absolute discretion) for any and all purposes associated with the Claims and New Lorus further agrees that it will not retain any such Persons unless it will have confirmed to these Persons, with a copy to the Indemnified Parties, that such Persons will have recourse solely to New Lorus and will have no Claims for compensation, costs or otherwise against any of the Indemnified Parties.

3.6	Diligence

New Lorus covenants to exercise its powers hereunder in a competent and professional manner.

3.7	Access to Information and Participation by the Indemnified Parties

3.7.1
The Indemnified Parties will be entitled to access to all material or relevant written information relating to any Claim and the status thereof. New Lorus agrees to provide, on a timely basis, the Indemnified Parties, with copies of reports it receives from Counsel or New Lorus’s Nominee on the status of any Claim and the results of, or strategy relating to any Claim or any settlement discussions that have occurred or are scheduled. Notwithstanding the foregoing, if the Indemnified Parties breach, in any material respect, the provisions of Section 7, then, without limiting any other rights or remedies New Lorus may have against the Indemnified Parties or other Persons breaching such obligations, the rights provided for in this Section 3.7.1 will be suspended.

3.7.2
Should it wish to do so, an Indemnified Party will, in addition to Section 3.7.1, be entitled to monitor at its own expense the conduct of any Claim with a view to being informed as to all material aspects thereof, including New Lorus’s strategy and its estimates of New Lorus’s exposure and relevant timing.

3.7.3	New Lorus will forthwith notify the Indemnified Party upon becoming aware of any Losses which are embodied in or arise as a result of or pursuant to any Judgment or Settlement Agreement.

SECTION 4

OBLIGATIONS OF INDEMNIFIED PARTIES

4.1	Specific Obligations

As and from the Effective Date to and including a Determination Date, the Indemnified Parties hereby covenant and agree with New Lorus to:

4.1.1
promptly provide New Lorus with written notice of any outstanding, pending or threatened Claim which the Indemnified Parties become aware of (a “Claim Notice”); provided that the failure to promptly provide such notice will not relieve New Lorus or any obligation to indemnify such Indemnified Party, except to the extent such failure prejudices New Lorus;

4.1.2
in relation to any identified Claim for which New Lorus is exercising the Power pursuant to Section 3.1 and in accordance with the terms of this Agreement, take such commercially reasonable action as New Lorus may request and take no action that has the effect of prejudicing such Claim or New Lorus’s ability to defend such Claim, except where such Indemnified Party is permitted by the terms hereof to act in a contrary manner;

4.1.3
comply in all material respects with the provisions of this Agreement and with the reasonable written instructions given by New Lorus, its Nominee, or Counsel in relation to any of the Powers granted to New Lorus pursuant to Section 3.1. Such written requests will be given to the Indemnified Parties detailing the requested action. The Indemnified Parties will in all cases be afforded a reasonable period in which to comply with the request having due regard to the terms here of and to applicable prescription periods or offers which expire within a specified time in respect of which New Lorus has provided the Indemnified Parties with as much notice as is reasonably practicable in the circumstances; and

4.1.4
provide to New Lorus and its authorized representatives access at all reasonable times to, and the right to photocopy, the files and records of the Indemnified Parties pertaining or relating to any Claims, or the subject matter thereof.

SECTION 5

COOPERATION

5.1	Cooperation

5.1.1	Subject to Section 3.4.1 and Section 3.1.1(iii), in connection with the negotiation of any Settlement Agreement and any documents contemplated thereunder, the Indemnified Parties will cooperate on a commercially reasonable basis with New Lorus and execute and deliver the same in accordance with the reasonable requests and requirements of New Lorus with respect thereto; provided that, if, in the sole discretion of an Indemnified Party, a Settlement Agreement obligates such Indemnified Party to incur any Losses for which they are not indemnified, such Indemnified Party will not be required to sign the Settlement Agreement and will not, on that basis, be in breach of their obligations under this Section 5.1.

5.1.2	The obligations of the Indemnified Parties under Section 5.1.1 will be applicable only when New Lorus is exercising the Power in accordance with Section 3.1.

SECTION 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each of the Parties represents and warrants to each other as of the date hereof that:

6.1.1
it is duly incorporated and validly subsisting under the laws of its incorporating jurisdiction and has the corporate power and authority and the legal right to enter into this Agreement and fully complete and perform its obligations hereunder;

6.1.2	this Agreement has been duly and properly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with its terms; and

6.1.3	it has the requisite power, capacity and authority to enter into this Agreement.

SECTION 7

CONFIDENTIALITY OBLIGATIONS

7.1	Confidentiality Obligations

All documents, information, discussions and disclosures made hereunder or pursuant hereto (the “Confidential Information”) will at all times be held in the strictest confidence by each of the Parties, will not be used for any purpose whatsoever other than those specifically relating to this Agreement and Claims and will not be disclosed for any purpose whatsoever to any third Person, including the other parties to Claims adverse in interest to an Indemnified Party, or its Counsel, provided, however, that such restrictions on disclosure will not apply if:

7.1.1	the disclosure of the Confidential Information is required by applicable law;

7.1.2	the Confidential information is or becomes publicly available other than through a breach of the provisions hereof by any Person to whom disclosure is made in accordance herewith; or

7.1.3	the written consent of the Parties is given prior to any such use or disclosure being made.

SECTION 8
GENERAL

8.1	Breach by Indemnified Party

A breach by an Indemnified Party of any of the terms and provisions of this Agreement or a default on the part of an Indemnified Party in the performance of its obligations hereunder will not in any way reduce or discharge any Lorus Party from any obligations that it may have to indemnify the Indemnified Parties in respect of a Claim nor will it terminate this Agreement or the obligations of any Lorus Party hereunder, provided however that the Indemnity will not apply to any Losses incurred as a direct result of such breach or default.

8.2	Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein or to such other address as may be indicated in writing from time to time. Any such notice, request, consent, waiver, direction or other communication will, if delivered, be presumed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission will be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it will be deemed to have been given and received on the next Business Day.

8.2.1	If to Old Lorus prior to the Effective Time:

2 Meridian Road
Toronto, ON  M9W 4Z7

Attention:  Director of Finance
Fax:              (416) 798-2200

8.2.2	If to Old Lorus after the Effective Time

c/o Pinnacle International Realty Group, Inc.
Suite 300 - 911 Homer Street
Vancouver, BC  V6B 2W6

Attention:   Vice President Finance
Fax:               (604) 688-7749

8.2.3	If to New Lorus:

2 Meridian Road
Toronto, ON M9W 4Z7

Attention:     Director of Finance
Fax:                (416) 798-2200

8.3	Time of Essence

Time will be of the essence in this Agreement.

8.4	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the Parties and cancels and supersedes all prior agreements (including the letter agreement dated April 4, 2006) and understandings between the Parties with respect to the subject matter hereof.

8.5	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any Party without the prior written consent of the other Party.

8.6	Binding Effect

This Agreement will be binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.7	Further Assurances

Each Party hereto will, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as are reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.9	Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

by:	“Aiping Young”
Name:
Title:

LORUS THERAPEUTICS INC.

by:	“Aiping Young”
Name:
Title:

NUCHEM PHARMACEUTICALS INC.

by:	“Aiping Young”
Name:
Title:

GENESENSE TECHNOLOGIES INC.

by:	“Aiping Young”
Name:
Title: